SECURITIES AND EXCHAGE COMMISSION
                         Washington, D.C. 20549

                                 FORM N-8F

  APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.  General Identifying Information

1.  Reason fund is applying to deregister

     [ ]  Merger
     [x]  Liquidation
     [ ]  Abandonment of Registration
     [ ]  Election of status as a Business Development Company

2.  Name of fund:  Adhia Funds, Inc.

3.  Securities and Exchange Commission File No.:  811-08775

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

     [x]  Initial Application        [ ]  Amendment

5.  Address of Principal Business Office (No. & Street, City,
    State, Zip Code):

            1408 N. Westshore Blvd., Suite 611
            Tampa, FL  33607

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

            Carol McAllister
            Adhia Investment Advisors, Inc.
            1408 N. Westshore Blvd., Suite 611
            Tampa, FL  33607
            (813) 289-8440

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund Records accordance with rules 31a-1 and 31a-2 under the Act:

            Carol McAllister
            Adhia Investment Advisors, Inc.
            1408 N. Westshore Blvd., Suite 611
            Tampa, FL  33607

8.  Classification of fund:

     [x]  Management company;
     [ ]  Unit investment trust; or
     [ ]  Face-amount certificate company.

9.  Subclassification if the fund is a management company:

     [x]  Open-end          [ ]  Closed-end

10.  State law under which the fund was organized or formed:
             Maryland

11. Provide the name and address of each investment adviser of the fund during the last five years, even if the Fund contracts with those advisers have been terminated:

            Adhia Investment Advisors, Inc.
            1408 N. Westshore Blvd., Suite 611
            Tampa, FL  33607

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund contracts with those underwriters have been terminated:

            None

13.  Not applicable

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund?

         [ ]  Yes                   [x]  No

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [x]  Yes                   [ ]  No

     If Yes, state the date on which the board vote took place:

The directors unanimously approved the liquidation as of August 12, 2005.


     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger,Liquidation or Abandonment of Registration?

         [ ]  Yes                   [x]  No

     If No, explain:

       Shareholder vote to terminate fund business is not required.

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [x]  Yes                   [ ]  No

     (a) If Yes, list the date(s) on which the fund made those distributions:
                    Valuation as of September 30, 2005
                    Distribution made October 3, 2005

     (b) Were the distributions made on the basis of net assets?

         [x]  Yes                   [ ]  No

     (c) Were the distributions made pro rata based on share ownership?

         [x]  Yes                   [ ]  No

     (d) Not applicable

     (e) Were any distributions to shareholders made in kind?

         [ ]  Yes                   [x]  No

17.  Has the fund issued senior securities?

         [ ]  Yes                   [x]  No

18.  Has the fund distributed all of its assets to the funds shareholders?

         [x]  Yes                   [ ]  No

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [ ]  Yes                   [x]  No

III.  Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed?

         [ ]  Yes                   [x]  No

21. Does the fund have any outstanding debts or any other liabilities?

         [ ]  Yes                   [x]  No

IV.  Information about Event(s) Leading to Request for Deregistration

22.  (a) List the expenses incurred in connection with the Liquidation:

     (i) Legal Expenses:  $1,650
    (ii) Accounting Expenses:  $0
   (iii) Other expenses (list and identify separately):
              Transfer Agent $9,148


(iv) Total expense (sum of lines (i)-(iii):  $10,798

     (b) How were those expenses allocated?

         Legal expenses were allocated evenly per fund. Transfer agent expenses were allocated based on average net assets of each fund to the total average net assets.

     (c) Who paid those expenses?
              The funds paid $2,160 of the closing expenses and Adhia Investment Advisors, Inc. paid $8,638.

     (d) How did the fund pay for unamortized expenses (if any)?

                    Not Applicable

22. Has the fund previously filed an application for an order of the Commission regarding the Liquidation?

         [ ]  Yes                       [x]  No

V.  Conclusion of Fund Business

23. Is the fund a party to any litigation or administrative proceeding?

         [ ]  Yes                       [x]  No

24. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ]  Yes                       [x]  No

VI.  Mergers Only

26.  Not applicable


VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Centurion Counsel Market Neutral, (ii) he is the President of Centurion Counsel Market Neutral, and (iii) all actions by shareholders, directors and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                               Adhia Funds, Inc.



                               By:  /s/  Hitesh P. Adhia
                               Hitesh P. Adhia
                               President